Filed Pursuant to Rule 433

Registration No. 333-213047

Pricing Term Sheet

November 16, 2016

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (negative outlook) Standard & Poor’s Ratings Services: A+ (stable outlook)

CUSIP/ISIN:	02665WBL4 / US02665WBL46

Trade Date:	November 16, 2016

Original Issue Date:	November 21, 2016

Stated Maturity Date:	November 19, 2018

Principal Amount:	$750,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month

Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on November 17, 2016 plus the Spread, accruing from November 21, 2016.

Initial Interest Reset Date:	February 19, 2017

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each February 19, May 19, August 19 and November 19, beginning on February 19, 2017 (short first coupon), and on the Stated Maturity Date

Spread:	+28 bps

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.100%

Net Proceeds to Issuer:	99.900% / $749,250,000

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following; provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc. Lloyds Securities Inc. SG Americas Securities, LLC SMBC Nikko Securities America, Inc.

DTC Number:	050

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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